Exhibit (a)(5)(B)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EXELON CORPORATION, a Pennsylvania	)
corporation, and EXELON XCHANGE	)
CORPORATION, a Delaware corporation,	)
)
Plaintiffs,	)
)
v.	)
)
HOWARD E. COSGROVE; JOHN F.	) C.A. No. _____-__
CHLEBOWSKI; LAWRENCE S. COBEN;	)
DAVID CRANE; STEPHEN CROPPER;	)
WILLIAM HANTKE; PAUL HOBBY;	)
KATHLEEN MCGINTY; ANNE	)
SCHAUMBURG; HERBERT TATE;	)
THOMAS WEIDEMEYER; WALTER R.	)
YOUNG; and NRG ENERGY, INC., a	)
Delaware corporation,	)
)
Defendants.	)

VERIFIED COMPLAINT FOR

DECLARATORY AND INJUNCTIVE RELIEF

Plaintiffs Exelon Corporation and Exelon Xchange Corporation, a direct, wholly-owned subsidiary of Exelon Corporation (collectively “Exelon”), by their undersigned attorneys, file this verified complaint against NRG Energy, Inc. (“NRG”), and individual directors, Howard E. Cosgrove, John F. Chlebowski, Lawrence S. Coben, David Crane, Stephen Cropper, William Hantke, Paul Hobby, Kathleen McGinty, Anne Schaumburg, Herbert Tate, Thomas Weidemeyer, and Walter R. Young (collectively the “NRG Board” and together with NRG the “Defendants”), upon knowledge as to matters relating to themselves and upon information and belief as to all other matters, and allege as follows:

NATURE AND SUMMARY OF ACTION

1. Exelon seeks declaratory and injunctive relief with respect to the failure of the NRG Board to give due consideration and take appropriate action in response to the bona fide acquisition proposal announced by Exelon on October 19, 2008. The Defendants have unjustifiably rejected Exelon’s non-coercive, non-discriminatory, stock-for-stock offer to buy all of the issued and outstanding NRG common stock at a fixed exchange ratio of 0.485 Exelon shares for each NRG common share (the “Stock-for-Stock Offer”). (A copy of Exelon’s October 19, 2008 press release announcing the Stock-for-Stock Offer (the “Press Release”) is attached hereto as Exhibit 1.) Specifically, this action seeks declaratory and injunctive relief: (1) declaring that the NRG Board has breached its fiduciary duties by summarily refusing to reasonably consider and take appropriate action on the Stock-for-Stock Offer; (2) enjoining the Defendants from taking any actions to frustrate the Stock-for-Stock Offer further; and (3) requiring the NRG Board to exempt the Stock-for-Stock Offer from the Delaware business combination statute.

2. The Stock-for-Stock Offer, which at announcement had a total equity value of approximately $6.2 billion, offers a significant premium to NRG stockholders. For example, Exelon’s offered exchange ratio constituted a 37% premium above NRG’s closing price on October 17, 2008, the last trading day prior to Exelon’s announcement of the Stock-for-Stock Offer.

3. Twenty days after Exelon announced its Stock-for-Stock Offer, NRG responded by sending a letter dated November 9, 2008 to John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, in which it rejected the Stock-for-Stock Offer. While NRG’s letter stated that the NRG Board has rejected the Stock-for-Stock Offer, Exelon has received positive feedback reaffirming the benefits of the Stock-for-Stock Offer for NRG stockholders and the overall fairness of the Stock-for-Stock Offer from a number of sources, including a number of NRG’s stockholders.

4. If accepted by NRG, the Stock-for-Stock Offer will be the first step in a proposed two-step transaction pursuant to which Exelon Xchange Corporation would acquire the issued and outstanding shares of NRG common stock. If successful, the Stock-for-Stock Offer will be followed by a merger of Exelon Xchange Corporation or another wholly-owned subsidiary of Exelon Corporation with and into NRG (the “Proposed Merger,” and together with the Stock-for-Stock Offer, the “Proposed Acquisition”).

5. Exelon repeatedly attempted to engage the NRG Board in discussions concerning the merits of a potential strategic transaction involving the companies. In the Press Release, in telephone calls, and in a November 3, 2008 letter, Exelon expressed strong interest in pursuing a negotiated transaction with NRG and offered to meet. Notwithstanding this extraordinary, non-threatening opportunity for the NRG stockholders, the Defendants delayed for twenty days, without engaging in any dialogue with Exelon, before rejecting the Stock-for-Stock Offer.

6. The NRG Board owes the utmost fiduciary duties to the NRG stockholders, including the duties of care and loyalty. By summarily rejecting the Stock-for-Stock Offer, the NRG Board has breached and will continue to breach the fiduciary duties that it owes to NRG’s stockholders under Delaware law.

7. NRG’s rejection of the Stock-for-Stock Offer indicates that the NRG Board intends further to frustrate Exelon’s attempt to unlock the stockholder value within NRG by unjustly relying on certain restrictions imposed by Section 203 of the Delaware General Corporation Law (“DGCL § 203”) to prevent consummation of the Proposed Acquisition. Accordingly, Exelon seeks declaratory and injunctive relief enjoining the Defendants from taking any actions designed to frustrate the Stock-for-Stock Offer further and requiring the NRG Board to exempt the Stock-for-Stock Offer from the Delaware business combination statute.

8. As a result of the NRG Board’s failure to duly consider the merits of the Stock-for-Stock Offer and take appropriate action in response, Exelon intends to initiate a proxy solicitation for the purposes of expanding the size of the NRG Board at the 2009 annual meeting of NRG stockholders such that the directors to be elected at that meeting will constitute not less than 50% of the NRG Board, and soliciting the NRG stockholders to elect a slate of directors that will comply with its fiduciary duties to act in the best interests of the NRG stockholders, including, if they deem it appropriate, seeking to conclude a transaction between NRG and Exelon.

9. Exelon has sent a letter to NRG informing NRG of its intention to initiate a proxy solicitation for the purposes of expanding the size of the NRG Board at the 2009 annual meeting of the NRG stockholders, as described above, and asking NRG to confirm that it will not contend that this action is improper under NRG’s amended and restated bylaws (the “Bylaws”), NRG’s amended and restated certificate of incorporation (the “Charter”), or Delaware law.

10. Absent the relief sought by Plaintiffs, the NRG stockholders and Exelon will be irreparably harmed. Judicial relief is necessary to ensure that the NRG Board complies with its fiduciary duty to provide the NRG stockholders with the opportunity to decide whether to take advantage of transactions offering them substantial premiums.

THE PARTIES

11. Plaintiff Exelon Corporation is a corporation duly organized under the laws of the State of Pennsylvania. Headquartered in Chicago, Exelon Corporation is one of the nation’s leading electric utilities. It distributes electricity to approximately 5.4 million customers in Illinois and Pennsylvania and natural gas to approximately 480,000 customers in the Philadelphia area. It also has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic regions. Exelon Corporation operates the largest nuclear fleet in the United States, the third largest commercial nuclear fleet in the world, and plays a leading role in increasing the efficiency of nuclear energy production. Exelon Corporation employs approximately 17,800 individuals worldwide.

12. Exelon Corporation is the beneficial owner of 500 shares of NRG common stock.

13. Plaintiff Exelon Xchange Corporation is a corporation duly organized under the laws of the State of Delaware. It is a direct, wholly-owned subsidiary of Exelon Corporation. To date, Exelon Xchange Corporation has engaged in no activities other than those incident to its formation and the commencement of the Stock-for-Stock Offer.

14. Exelon Xchange Corporation is the beneficial owner of 500 shares of NRG common stock.

15. Defendant NRG is a corporation duly organized under the laws of the State of Delaware, with its principal executive offices located at 211 Carnegie Center, Princeton, New Jersey, 08540. According to its most recent Form 10-K, NRG is a wholesale power generation company with a significant presence in major competitive power markets in the United States. It is engaged in the ownership, development, construction, and operation of power generation facilities, the transacting in and trading of fuel and transportation services, and the trading of energy, capacity and related products in the United States and select international markets. As of

June 30, 2008, NRG had approximately 22,925 MW of generation capacity in 177 active generating units at 43 plants in the United States. Its power generation facilities are primarily located in Texas, as well as the Northeast, South Central, and West regions of the United States.

16. Defendant Howard E. Cosgrove is Chairman of the NRG Board.

17. Defendant Cosgrove received cash and equity compensation valued at $285,031 for his services in 2007 as Chairman of the NRG Board.

18. Defendant David Crane is NRG’s President and Chief Executive Officer and a member of the NRG Board.

19. Defendant Crane received cash and equity compensation valued at $6,573,377 for his service as President and Chief Executive Officer of NRG in 2007.

20. Defendant Crane has a personal interest in retaining his position as NRG’s President and Chief Executive Officer because of the compensation he receives in that regard.

21. It is expected that if the Proposed Acquisition were to be consummated, defendant Crane would lose his job as CEO of NRG.

22. Defendants John F. Chlebowski, Lawrence S. Coben, Stephen Cropper, William Hantke, Paul Hobby, Kathleen McGinty, Anne Schaumburg, Herbert Tate, Thomas Weidemeyer, and Walter R. Young (collectively, the “Outside NRG Board Members”) are members of the NRG Board.

23. Defendants Chlebowski, Coben, Cropper, Hantke, Hobby, Schaumburg, Tate, Weidemeyer and Young each received cash and equity compensation valued at at least $140,000 for his or her service as an NRG director in 2007. On information and belief, defendant McGinty will receive approximately $140,000 in annual compensation for her service as an NRG director.

24. Each of the Outside NRG Board Members has a personal interest in retaining his or her position as an NRG director because of the compensation received in that regard.

25. It is expected that if the proposed transaction were to be consummated, many of the Outside NRG Board Members would lose their directorships.

26. The NRG Board owes the utmost fiduciary duties of care and loyalty to the NRG stockholders.

27. Each member of the NRG Board is participating in the decisions challenged herein, including the NRG Board’s failure to give due consideration to Exelon’s proposal.

FACTUAL BACKGROUND

28. On September 26, 2008, John W. Rowe, Chairman and Chief Executive Officer of Exelon Corporation, telephoned David Crane, President and Chief Executive Officer of NRG, to express interest in exploring a possible transaction and meeting to discuss the strategic direction of their companies.

29. On September 30, 2008, Mr. Rowe and Exelon Corporation President and Chief Operating Officer Christopher M. Crane met with Mr. David Crane, NRG Executive Vice President and Chief Financial Officer Robert C. Flexon, and NRG Executive Vice President and Chief Administrative Officer Denise Wilson in New York City to discuss strategic alternatives for Exelon and NRG, including a possible business combination transaction. Messrs. Rowe and

Christopher Crane communicated that the acquisition of NRG would be a natural fit for Exelon and that the combination of both companies would provide additional strength to NRG’s operations and significant value to NRG’s stockholders. At the conclusion of the meeting, the participants agreed that discussions surrounding a possible business combination transaction should continue, and a subsequent meeting should be held.

30. On the evening of October 19, 2008, Mr. Rowe telephoned Mr. David Crane and informed him that the Exelon Corporation board of directors had authorized him to make the Stock-for-Stock Offer, subject to confirmatory due diligence, the negotiation of a definitive merger agreement, and receipt of the necessary board and stockholder approvals.

31. Following this telephone call, Mr. Rowe sent a letter containing the terms of the Stock-for-Stock Offer to Mr. David Crane. In the letter, Mr. Rowe explained that in light of the significance of the Stock-for-Stock Offer, Exelon decided to publicly disclose its proposal. Mr. Rowe went on to describe the Stock-for-Stock Offer and to explain the benefits that the Proposed Acquisition represents, including the fact that Exelon’s proposal “would give NRG shareholders the full upside potential of Exelon, the preeminent company in our industry.”

32. On October 19, 2008, Exelon also issued the Press Release announcing the Stock-for-Stock Offer and reiterating its strong interest in pursuing a negotiated transaction with NRG. The Press Release included the full text of the letter sent by Mr. Rowe to Mr. David Crane that same day concerning Exelon’s Stock-for-Stock Offer.

33. On November 3, 2008, having received no substantive response from NRG, Mr. Rowe sent a second letter to Mr. Cosgrove and Mr. David Crane. In that letter, Mr. Rowe reaffirmed the benefits that the Proposed Acquisition would represent for NRG stockholders, stated that Exelon had received positive feedback on its proposed transaction from both Exelon and NRG investors, and called on the NRG Board to act expeditiously in reviewing and acting on the Stock-for-Stock Offer. (A copy of Mr. Rowe’s November 3, 2008 letter to Mr. Cosgrove and Mr. David Crane is attached as Exhibit 2.)

34. In addition, during the week of November 3, 2008, Exelon representatives made telephone calls to Mr. David Crane and other members of the NRG Board. Those members of the NRG Board refused to engage in any substantive discussion regarding the Stock-for-Stock Offer.

35. On November 9, 2008, NRG released a letter to the public in which it announced that the NRG Board had “unanimously rejected” the Stock-for-Stock Offer. In that letter, NRG acknowledged that “Exelon undoubtedly is one of the top utility holding companies in the country.”

36. Despite Exelon’s substantial efforts to open a dialogue on its Stock-for-Stock Offer, the Defendants summarily rejected that offer in the November 9, 2008 letter and have refused to engage in any substantive discussions concerning it. Although NRG acknowledged Exelon’s willingness to engage in further discussions concerning its Stock-for-Stock Offer, the NRG Board flatly refused to engage in any such discussions and wrongly asserted that Exelon’s public offer “obviated the possibility of a thorough discussion.” In rejecting and in refusing even to discuss with Exelon the Stock-for-Stock Offer, the NRG Board has breached its fiduciary duties to the NRG stockholders.

37. This rejection makes it clear that the Defendants have no intention to talk to Exelon about the Stock-for-Stock Offer and will use any available means to frustrate further the Stock-for-Stock Offer.

38. Accordingly, despite the clear-cut and significant economic benefits that an acquisition would afford the NRG stockholders, the NRG Board, by summarily rejecting the Stock-for-Stock Offer, has failed to discharge its fiduciary duties. The NRG Board thus has failed to act in the best interests of NRG and its stockholders, thereby depriving the NRG stockholders of the opportunity to receive the substantial premium offered by Exelon in the Stock-for-Stock Offer.

39. Since receiving the Stock-for-Stock Offer, NRG has approached a number of companies other than Exelon to discuss potential business combinations with one of them. NRG’s conduct thus establishes that it is open to a potential combination that would insulate NRG from the Stock-for-Stock Offer, yet Defendants improperly and irrationally have rejected the concrete and compelling Stock-for-Stock Offer.

40. The NRG Charter contains provisions that insulate the NRG Board from replacement in the event of stockholder disapproval of its performance, which may prevent Exelon from consummating the Stock-for-Stock Offer. (A copy of the Charter is attached hereto as Exhibit 3.) The NRG Board is divided into three staggered classes, each of which serves a term of three years. Individual directors, moreover, can only be removed for cause, and replacement directors may be appointed by majority vote of the remaining members of the NRG Board. The Charter also prohibits the NRG stockholders from taking action by written consent in lieu of a meeting and from calling a special meeting.

41. Relying on its protected position, the NRG Board has summarily rejected the Proposed Acquisition, therefore indicating its refusal to exempt the Stock-for-Stock Offer, or any other Exelon offer, from the application of DGCL § 203. Unless Exelon successfully engages in a costly proxy battle or acquires more than 85% of NRG’s stock in the Stock-for-Stock Offer, it must hold a substantial investment in a company whose management and directors are openly hostile to Exelon for three years before it can close on the Proposed Acquisition. The application of DGCL § 203 to the Stock-for-Stock Offer thus would delay the transaction for up to three years. In addition, up to three years of the substantial benefits of the Proposed Acquisition would be lost to the NRG stockholders, and any number of events could occur within this time period that could derail the Proposed Acquisition altogether.

42. The NRG Board’s refusal to exempt the transactions from the application of DGCL § 203 is ongoing in light of its rejection of the Stock-for-Stock Offer. Exelon seeks to enjoin NRG from further delaying the exemption.

IRREPARABLE INJURY

43. The NRG Board’s improper rejection of the Stock-for-Stock Offer and their ongoing refusal to exempt the Proposed Acquisition from DGCL § 203 will prevent the NRG stockholders from deciding whether to accept the benefits of the Proposed Acquisition. The NRG Board, therefore, is causing and will cause the NRG stockholders and Plaintiffs irreparable harm that cannot adequately be remedied later.

44. The NRG Board’s improper rejection of the Stock-for-Stock Offer further threatens to deprive Exelon of the opportunity to proceed with its Stock-for-Stock Offer and the

Proposed Acquisition. The loss of this unique opportunity constitutes irreparable harm that cannot adequately be remedied later.

45. Unless the NRG Board is restrained by this Court and ordered to cease its wrongful actions, the substantial benefits of the Proposed Acquisition will be forever lost. The injury to Plaintiffs and the NRG stockholders will not be compensable in money damages.

COUNT I

(Breach of Fiduciary Duty: Failure Properly to Consider the Stock-for-Stock Offer)

46. Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 45 as if fully set forth herein.

47. The NRG Board owes NRG’s stockholders the utmost fiduciary duties of care and loyalty.

48. The Stock-for-Stock Offer is non-coercive and non-discriminatory, is fair to NRG’s stockholders, and poses no threat to NRG’s corporate policy and effectiveness. The NRG Board has summarily rejected the Stock-for-Stock Offer and has improperly subjected the NRG stockholders to the risk that they will be unable to pursue the Stock-for-Stock Offer and receive the substantial premium offered by Exelon. The NRG Board’s response is not proportionate to any threat posed by, nor within the range of reasonable responses to, the Stock-for-Stock Offer. Accordingly, the NRG Board is in breach of the fiduciary duties that it owes to NRG’s stockholders under applicable Delaware law.

49. The NRG Board’s improper rejection of the Stock-for-Stock Offer will prevent the NRG stockholders from deciding whether to accept the benefits of the Proposed Acquisition and thereby is causing and will cause Plaintiffs and the NRG stockholders irreparable harm that cannot adequately be remedied later.

50. The NRG Board’s improper rejection of the Stock-for-Stock Offer further threatens to deprive Exelon of the opportunity to proceed with its Stock-for-Stock Offer and the Proposed Acquisition. The loss of this unique opportunity constitutes irreparable harm that cannot adequately be remedied later.

51. Because the Charter contains certain provisions that insulate the NRG Board from accountability for its rejection of the Stock-for-Stock Offer, including provisions for a classified board, restrictions on the removal and replacement of directors, and prohibitions on NRG’s stockholders from calling special meetings or acting by written consent, the earliest Plaintiffs or other NRG stockholders could seek to replace any member of the NRG Board or take other action concerning the Stock-for-Stock Offer is at NRG’s 2009 annual meeting.

52. Unless the NRG Board is restrained by this Court and ordered to cease its wrongful actions, the substantial benefits of the Proposed Acquisition will be forever lost. The injury to Plaintiffs and the NRG stockholders will not be compensable in money damages. Plaintiffs have no adequate remedy at law.

COUNT II

(Declaratory and Injunctive Relief: Anti-Takeover Devices)

53. Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 52 as if fully set forth herein.

54. The NRG Board owes NRG’s stockholders the utmost fiduciary duties of care and loyalty.

55. The adoption of any defensive measure that would impede the Stock-for-Stock Offer or the Proposed Acquisition, or that would prevent the NRG Board from fulfilling its fiduciary duties — including, but not limited to, adoption of a “poison pill” stockholder rights plan, amendments to the Bylaws, pursuit of alternative transactions with substantial breakup fees and/or lockups or that would otherwise improperly frustrate the Proposed Acquisition, “white knight” stock issuances, changes to licensing agreements, or executive compensation agreements with substantial payments triggered by a change in control — would itself be a breach of the NRG Board’s fiduciary duties to NRG’s stockholders.

56. The adoption of any such defensive measure would prevent the NRG stockholders from deciding whether to accept the benefits of the Proposed Acquisition and would thereby cause Plaintiffs and the NRG stockholders irreparable harm that cannot adequately be remedied later.

57. Unless the NRG Board is restrained by this Court from adopting any such defensive measures, the substantial benefits of the Proposed Acquisition will be forever lost. The injury to Plaintiffs and the NRG stockholders will not be compensable in money damages. Plaintiffs have no adequate remedy at law.

COUNT III

(Breach of Fiduciary Duty: DGCL § 203)

58. Plaintiffs repeat and reallege each and every allegation set forth in the foregoing paragraphs 1 through 57 as if fully set forth herein.

59. The NRG Board owes NRG’s stockholders the utmost fiduciary duties of care and loyalty.

60. The NRG Board is empowered by DGCL § 203 to render the statute inapplicable to the Proposed Acquisition by approving the Stock-for-Stock Offer or the Proposed Merger.

61. The NRG Board’s summary rejection of the Stock-for-Stock Offer and refusal to otherwise render DGCL § 203 inapplicable to the Proposed Acquisition has no economic justification, serves no legitimate purpose, and is not a reasonable response to the Stock-for-Stock Offer and/or the Proposed Acquisition, which pose no threat to the interests of NRG’s stockholders or to NRG’s corporate policy and effectiveness. The NRG Board’s rejection has deprived NRG’s stockholders of the right to decide to maximize their wealth by exchanging their NRG shares for Exelon stock, as contemplated by the Stock-for-Stock Offer. Accordingly, the NRG Board is in breach of the fiduciary duties that it owes to NRG’s stockholders under applicable Delaware law.

62. The NRG Board’s improper rejection of the Stock-for-Stock Offer has prevented and will prevent the NRG stockholders from deciding whether to accept the benefits of the Proposed Acquisition and thereby is causing and will cause Plaintiffs and the NRG stockholders irreparable harm that cannot adequately be remedied later.

63. The NRG Board’s improper rejection of the Stock-for-Stock Offer further threatens to deprive Exelon of the opportunity to proceed with its Stock-for-Stock Offer and the Proposed Acquisition. The loss of this unique opportunity constitutes irreparable harm that cannot adequately be remedied later.

64. Because the Charter contains certain provisions that insulate the NRG Board from accountability for its rejection, including provisions for a classified board, restrictions on the removal and replacement of directors, and prohibitions on NRG’s stockholders from calling special meetings or acting by written consent, the earliest Plaintiffs or other NRG stockholders could seek to replace any member of the NRG Board or take other action concerning the Stock-for-Stock Offer is at NRG’s 2009 annual meeting.

65. Unless the NRG Board is restrained by this Court and ordered to cease its wrongful actions, the substantial benefits of the Proposed Acquisition will be forever lost. The injury to Plaintiffs and the NRG stockholders will not be compensable in money damages. Plaintiffs have no adequate remedy at law.

WHEREFORE, for the reasons set forth above, Plaintiffs respectfully request that this Court:

a. declare that the NRG Board has breached its fiduciary duties to the NRG stockholders under Delaware law by summarily rejecting and refusing reasonably to consider the Stock-for-Stock Offer;

b. declare that the NRG Board has breached its fiduciary duties to the NRG stockholders under Delaware law by failing to render DGCL § 203 inapplicable to the Proposed Acquisition;

c. compel the NRG Board to exercise its proper fiduciary duties by ceasing its wrongful actions;

d. compel the Defendants to approve the Stock-for-Stock Offer and Proposed Acquisition for purposes of DGCL § 203 and to enjoin Defendants, their officers, agents, servants, employees, attorneys, stockholders, and persons acting in concert or in participation with them from taking any action to enforce or apply DGCL § 203 that would impede, thwart, frustrate, or interfere with the Proposed Acquisition;

e. declare that the adoption of any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Stock-for-Stock Offer or the Proposed Acquisition constitutes a breach of the NRG Board’s fiduciary duties;

f. enjoin the Defendants, their officers, agents, servants, employees, attorneys, stockholders, and persons acting in concert or in participation with them from adopting any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Stock-for-Stock Offer or the Proposed Acquisition;

g. award Plaintiffs their costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

h. grant Plaintiffs such other and further relief as this Court may deem just and proper.

Of Counsel: Walter C. Carlson Richard B. Kapnick Adrienne B. Pitts SIDLEY AUSTIN LLP One South Dearborn Street Chicago, Illinois 60603 (312) 835-7000 Dated: November 10, 2008

Kevin G. Abrams (#2375)

A. Thompson Bayliss (#4379)

Ian B. Barber (#5096)

ABRAMS & LASTER LLP

20 Montchanin Road, Suite 200

Wilmington, Delaware 19807

(302) 778-1000

Counsel for Plaintiffs Exelon Corporation and

Exelon Xchange Corporation